Filed by Intersil Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 of the Securities
Exchange Act of 1934.

Subject Company: Elantec Semiconductor, Inc.
Commission File Number: 000-26690

Final, March 10, 10:00pm EST

Contact:	Brent Dietz Intersil Corporation Tel: (321) 729-5973 E-mail: bdietz@intersil.com	Mohan Maheswaran Elantec Semiconductor Tel: (408) 945-1323 x 448 E-mail: mmaheswaran@elantec.com

INTERSIL ACQUIRES ELANTEC SEMICONDUCTOR

– Enters high growth end markets: optical storage and flat panel display – Intersil revises guidance upward for the quarter ending March 2002

Irvine, Calif. and Milpitas, Calif., March 10, 2002 – Intersil Corporation (NASDAQ: ISIL) and Elantec Semiconductor, Inc. (NASDAQ: ELNT) today announced the signing of a definitive agreement for Intersil to acquire Elantec. Intersil, a global leader in wireless networking and high performance analog, expands into additional high growth analog markets with this acquisition. Under the terms of the agreement, Elantec shareholders will receive 1.24 shares of Intersil stock and $8.00 in cash for each Elantec share. Based on Intersil's closing price of $36.65 per share on March 8, 2002, the implied transaction exchange ratio is 1.458 shares of Intersil stock for each Elantec share. This implies a transaction equity value of approximately $1.4 billion and a 15% premium to the 30-day average exchange ratio of Elantec and Intersil stocks.

The transaction combines two leaders in some of the fastest growing markets in the semiconductor industry. Elantec, a provider of high performance analog ICs, is the leader in the high growth optical storage (CD read/write & DVD recordable) and flat panel display markets. Intersil and Elantec share a significant number of customers and have complementary product portfolios. In addition, both companies share a fundamental vision of providing system level value for their target markets. Elantec will be the third acquisition for Intersil, having previously acquired two wireless companies.

Both companies operated profitably during the 2001 downturn, and exited the year with gross margins in excess of 50 percent and significant cash balances. Intersil and Elantec outperformed the overall semiconductor industry in 2001 while investing a combined 22% of sales in new product development for some of the fastest growing markets. The combined company is well positioned to again outperform the market as the industry continues to recover. In addition to the compelling strategic opportunity, Intersil expects the acquisition to result in cost savings through the consolidation of the two companies. With these cost savings and excluding the impact of amortization expenses, Intersil expects the acquisition to be accretive to its 2003 earnings per share.

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Intersil to acquire Elantec, Page Two

Upon the close of the transaction, Greg Williams, Intersil President and CEO, will serve as Executive Chairman of the Board of Directors, working on corporate, wireless and analog strategy. Rich Beyer, Elantec President and CEO, will become President and CEO of Intersil. Beyer and current Elantec Chairman Jim Diller will join Intersil's Board of Directors.

"This combination of two synergistic high growth companies adds Elantec's leadership in analog optical storage and flat panel displays to Intersil's leadership in wireless LAN and power management," said Intersil's Williams. "In addition, Elantec's product offerings in communication ICs and standard analog will strengthen Intersil's portfolio of analog ICs. The product lines are complementary and will enhance Intersil's unique value proposition to our strategic customers."

"We believe that Elantec's systems level approach and core design competencies in high speed, high precision analog ICs fit well with Intersil's strategy," Williams continued. "Elantec leverages these competencies to focus on its attractive target markets to gain leading share. This same approach has been successfully deployed in Intersil's leadership markets - WLANs and power management."

"There is a strong fit between the two companies," said Elantec's Beyer. "Our strategies of creating high performance products for targeted growth markets have enabled both Intersil and Elantec to outperform the industry during the recent cycle."

"Furthermore, we believe that combining our businesses will allow us to become a more powerful and strategic supplier of analog and wireless products to many of our key customers, further enhancing our value proposition," Beyer added. "In addition, Intersil's strong sales and engineering support in a number of international markets should drive incremental sales of Elantec products."

"As we indicated in our January conference call, we are seeing continued growth in our major businesses. Today, we are reaffirming our guidance for the March quarter," said Beyer.

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Intersil to acquire Elantec, Page Three

"The combined company will have one of the industry's strongest balance sheets, with greater than $550 million in cash after the transaction and no debt," commented Dan Heneghan, Intersil's Chief Financial Officer. "Regarding the current business environment, demand for Intersil products is accelerating with orders running above expectations in each of our product lines. We now expect first quarter revenues to increase sequentially by 6% to 8%, versus Intersil's previous guidance of 3% to 5%. Increased wireless demand is driving most of the upside. Earnings per share should also increase to $0.13, versus guidance of $0.12."

The Boards of Directors of both companies have unanimously approved the definitive agreement. The transaction is subject to customary regulatory approvals and shareholder votes and is expected to close by the end of the second quarter of calendar 2002. After the transaction, Intersil will have approximately 143 million fully diluted shares outstanding, with current Intersil shareholders owning approximately 77 percent and current Elantec shareholders owning approximately 23 percent of the combined company's shares.

Credit Suisse First Boston Corporation served as financial advisor to Intersil and Robertson Stephens advised Elantec on the transaction.

Investors and interested parties within the United States may listen to the Intersil-Elantec conference call Monday, March 11 at 5:00 a.m. Pacific/8:00 a.m. Eastern by dialing (888) 831-4306 and providing the operator with the pass code INTERSIL. International callers may connect to the call by dialing (312) 470-0061. A replay of the Intersil-Elantec conference call will be available for one week beginning at 7:00 a.m. Pacific/10:00 a.m. Eastern by calling (888) 566-0413 in the US or (402) 998-0600 Internationally. Confirmation code for the replay is 3602.

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Intersil to acquire Elantec, Page Four

About Intersil

Intersil is a global leader in designing innovative wireless networking and high performance analog solutions that enable wireless access to video, data and voice in homes, offices and public places. Creating advanced power management products, Intersil provides reliable solutions for file servers, portable information appliances and over half of all computer microprocessors manufactured today. With a rich high performance analog and mixed signal portfolio, Intersil brings added value in providing complete silicon, software and reference design solutions to new products that bring portable connectivity to people wherever they live, work or travel. Headquartered in Irvine, California, Intersil has offices in cities throughout the US, Europe and Asia. For more information about Intersil or to find out how to become a member of our winning team, visit the company's web site and career page at www.intersil.com.

About Elantec

Elantec designs, manufactures and markets high performance analog integrated circuits primarily for the video, optical storage, communication, and power management markets. The company targets high growth commercial markets in which advances in digital integrated circuit technology are driving increasing demand for high speed, high performance and low power consumption analog circuits. For more information about Elantec, visit the company's web site at www.elantec.com.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are based upon Intersil Corporation's ("Intersil") and Elantec Semiconductor, Inc.'s ("Elantec") current expectations, estimates, beliefs, assumptions, and projections about Intersil's and Elantec's business and industry. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will," and variations of these words or similar expressions, are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various risk factors. Important risk factors that may cause such material differences for Intersil and Elantec in connection with Intersil's acquisition of Elantec include, but are not limited to: the risks inherent in acquisitions (including integration issues; costs and unanticipated expenditures; changing relationships with customers, suppliers, and strategic partners; potential contractual, employment, and intellectual property issues; risks of not securing regulatory approvals; accounting treatment and charges; and the risks that the acquisition cannot be completed successfully, or that the anticipated benefits of the acquisition are not realized); the recent economic slowdown; the rate at which consumers adopt small handheld Internet appliances, portable computing devices, and optical storage products in enterprises and in homes; the rate at which consumers purchase notebook computers and flat panel displays; the rate at which our present and future customers and end-users adopt Intersil's and Elantec's wireless access, communications analog, power management, optical storage, video display, other analog technologies and products; the timing, rescheduling or cancellation of significant customer orders; the loss of a key customer; the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of our products; silicon wafer pricing and the availability and quality of foundry and assembly capacity and raw materials; the effectiveness of Intersil's and Elantec's expense and product cost control and reduction efforts; intellectual property disputes, customer indemnification claims, and other litigation risks; Intersil's and Elantec's ability to develop, market, and transition to volume production new products and technologies in a timely manner, as well as other risk factors. Intersil's recent Annual Reports on Form 10-K, and other Intersil and Elantec filings with the U.S. Securities and Exchange Commission ("SEC") (which you may obtain for free at the SEC's Web site at www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Intersil and Elantec undertake no obligation to update or revise these forward-looking statements.

ADDITIONAL INFORMATION

In connection with their proposed merger, Intersil and Elantec will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Intersil and Elantec at the SEC's Web site at http://www.sec.gov. and from Intersil or Elantec by directing such request to Intersil Corporation, General Counsel, 7585 Irvine Center Drive, Suite 100, Irvine, CA 92618, telephone: (949) 341-7041; or to Elantec Semiconductor, Inc., Attention: Corporate Secretary, 675 Trade Zone Boulevard, Milpitas, California 95035, Telephone: (408) 945-1323.

PARTICIPANTS IN SOLICITATION

Intersil and Elantec and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information regarding Intersil's officers and directors is included in Intersil's Annual Report on Form 10-K for fiscal year 2001 filed, with the SEC on March 8, 2002, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. Information regarding Elantec's officers and directors is included in Elantec's Annual Report on Form 10-K for fiscal year 2001, filed with the SEC on December 26, 2001, and a description of any interests that they have in the merger will be available in the joint proxy statement/prospectus to be filed by Intersil and Elantec. The joint proxy statement/prospectus and such other documents may be obtained for free from the SEC's Web site and from Intersil or Elantec.

Elantec is a trademark of Elantec Semiconductor, Inc.